ATD Corporation

12200 Herbert Wayne Court

Suite 150

Huntersville, NC 28078

March 23, 2015

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada Sarmento/Justin Dobbie – Legal Heather Clark/Linda Cvrkel – Accounting
Re:	ATD Corporation — Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-196816)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ATD Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-196816), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 16, 2014.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates due to the acquisition of a significant stake in the Company by affiliates of Ares Management, L.P. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at ATD Corporation, Attention: J. Michael Gaither, 12200 Herbert Wayne Court, Suite 150, Huntersville, NC 28078, facsimile number (704) 947-1919, with a copy to the Company’s counsel, Ropes & Gray LLP, Attention: Craig Marcus, Prudential Tower, 800 Boylston Street, Boston, MA 02199, facsimile number (617) 235-0514.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Craig Marcus at (617) 951-7802 or craig.marcus@ropesgray.com.

Sincerely,

ATD Corporation

/s/ J. Michael Gaither
Name:	J. Michael Gaither
Title:	Executive Vice President, General Counsel and Secretary

[Withdrawal Letter Signature Page]